                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------

                                   FORM 11-K

                                   (Mark One)

         [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                      EXCHANGE ACT OF 1934 [FEE REQUIRED]

                  For the fiscal year ended December 31, 2002

                                       OR

       [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                     EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


         For the transition period from                to
                                        ---------------  ----------------

                      Commission file number 0-12640


 A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                       KAYDON CORPORATION EMPLOYEE STOCK
                           OWNERSHIP AND THRIFT PLAN


 B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               KAYDON CORPORATION
                           315 E. EISENHOWER PARKWAY
                                   SUITE 300
                              ANN ARBOR, MI 48108

                               Kaydon Corporation
                    Employee Stock Ownership and Thrift Plan


                       Index to Financial Statements and
                             Supplemental Schedule


                         December 31, 2002 and 2001 and
                          Year ended December 31, 2002

The following documents are attached hereto as exhibits:

                                    CONTENTS

    Report of Independent Auditors............................................1


    Statements of Net Assets Available for Benefits...........................2
    Statement of Changes in Net Assets Available for Benefits.................3
    Notes to Financial Statements...........................................4-9


    Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year)..........10
    Consent of Independent Auditors..........................................11
    Certification............................................................12

In accordance with the instruction to this Form 11-K, "plans subject to the Employee Retirement Income Security Act of 1974 ("ERISA") may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA". As the plan is subject to the filing requirements of ERISA, the aforementioned financial statements and schedules of the Plan have been prepared in accordance with such requirements.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Administrative Committee of this plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Kaydon Corporation Employee Stock Ownership and Thrift Plan

Date:  June 26, 2003

By:  The Plan Administrative Committee
--------------------------------------




                           By:    /s/ John F. Brocci
                              ---------------------------
                           John F. Brocci
                           Chairman
                           Plan Administrative Committee

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Kaydon Corporation Employee Stock Ownership and Thrift Plan
December 31, 2002 and 2001 and Year ended December 31, 2002 with Report of Independent Auditors

                               Kaydon Corporation
                    Employee Stock Ownership and Thrift Plan

                            Financial Statements and
                              Supplemental Schedule


                         December 31, 2002 and 2001 and
                          Year ended December 31, 2002



                                    CONTENTS

Report of Independent Auditors.................................................................................   1

Financial Statements

Statements of Net Assets Available for Benefits................................................................   2
Statement of Changes in Net Assets Available for Benefits......................................................   3
Notes to Financial Statements..................................................................................   4

Supplemental Schedule

Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year)................................................  10


                         Report of Independent Auditors


Administrative Committee
Kaydon Corporation Employee Stock Ownership and Thrift Plan

We have audited the accompanying statements of net assets available for benefits of the Kaydon Corporation Employee Stock Ownership and Thrift Plan (the Plan) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young

May 23, 2003

                               Kaydon Corporation
                    Employee Stock Ownership and Thrift Plan

                 Statements of Net Assets Available for Benefits

                                                                                        DECEMBER 31
                                                                                   2002              2001
                                                                              ---------------------------------
ASSETS
Investments, at fair value:
  Guaranteed Income Fund                                                         $ 4,309,290       $ 4,207,521
  Pooled separate accounts                                                        12,561,533        15,209,214
  Kaydon Corporation common stock                                                 10,426,944        11,583,717
                                                                              ---------------------------------
Total investments                                                                 27,297,767        31,000,452

Receivable:
  Dividend receivable                                                                 59,539            61,166
                                                                              ---------------------------------
Total assets                                                                      27,357,306        31,061,618

LIABILITIES
Excess contribution payable                                                                -            (7,417)
                                                                              ---------------------------------
Net assets available for benefits                                                $27,357,306       $31,054,201
                                                                              =================================

See accompanying notes.

                               Kaydon Corporation
                    Employee Stock Ownership and Thrift Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2002

ADDITIONS
Participant contributions                                          $  2,380,580
Employer contributions                                                   60,826
Interest and dividend income                                            413,891
Rollovers                                                                14,221
                                                                   ------------
                                                                      2,869,518

DEDUCTIONS
Benefit payments to participants                                      2,326,572
Administrative expenses                                                  10,366
                                                                   ------------
                                                                      2,336,938

Net realized and unrealized depreciation
    in fair value of investments                                     (4,229,475)
                                                                   ------------
Net decrease                                                         (3,696,895)
Net assets available for benefits at beginning of year               31,054,201
                                                                   ------------
Net assets available for benefits at end of year                   $ 27,357,306
                                                                   ============


See accompanying notes.

                               Kaydon Corporation
                    Employee Stock Ownership and Thrift Plan

                          Notes to Financial Statements

                                December 31, 2002



1. DESCRIPTION OF PLAN

The following description of the Kaydon Corporation Employee Stock Ownership and Thrift Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan. All employees of Kaydon Corporation and subsidiaries and affiliates (the Company), excluding employees of Electro-Tec Corp., ACE Controls, Inc., Canfield Technologies Inc. collectively bargained group, and foreign subsidiaries, who are at least 21 years of age and have completed at least 1,000 hours of service during a one-year period are eligible to participate in the Plan on the January 1st, April 1st, July 1st, and October 1st coincident with or immediately following completion of the 1,000th hour of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA.) The Plan was amended and restated on February 19, 2002 (effective January 1, 1997) to address certain required legislative changes.

CONTRIBUTIONS

Participants may authorize the Company to make salary deferral contributions on their behalf of not less than 1% nor more than 50% of their compensation, not to exceed the limitations established by the Internal Revenue Code. For eligible employees of Canfield Technologies, Inc., Tridan International, Inc. and Indiana Precision, Inc., the Company contributes to the Plan an amount equal to 25% of the contributions made by each participant. For all other participants, no employer matching contributions are made. The maximum matching contribution is equal to 25% of the maximum salary deferral contribution for participants for the year. The maximum contributions for the year, which includes pre-tax employee contributions, employer matching and discretionary profit sharing contributions, is 100% of compensation less tax-deferred contributions subject to other limits. The Company may contribute to the Plan for each year a discretionary amount when approved by the Board of Directors. There were no discretionary employer contributions in 2002.

                               Kaydon Corporation
                    Employee Stock Ownership and Thrift Plan

                    Notes to Financial Statements (continued)



1. DESCRIPTION OF PLAN (CONTINUED)

PARTICIPANT ACCOUNTS

Individual accounts are maintained for each participant to reflect the participants' contributions, the employer contributions, investment earnings and administrative expenses. Investment earnings are allocated based on each participant's relative account balance within the respective fund. A participant forfeits the unvested portion of employer contributions upon five consecutive breaks in service (a single break in service defined as a plan year during which a participant fails to complete 500 hours of service). Forfeited amounts are applied to reduce future employer contributions.

VESTING

Participants have a nonforfeitable right to their contributions and any earnings thereon. Discretionary employer contributions vest over a seven-year period (six year period after January 1, 2002) in annual increments ranging from ten to twenty percent. A participant who terminates employment due to death, disability or normal retirement shall be 100% vested in employer contributions.

PAYMENT OF BENEFITS

Benefits are paid in the form of a lump-sum payment via distribution of the Company's common stock, cash or a combination thereof, as directed by the participant for those participants who have investments in Kaydon Corporation Common Stock. Benefits for participants in other funds are paid in cash. The payment date must not be later than the 60th day following the end of the plan year in which the participant attains age 65, retires, terminates or dies, as applicable. Distributions may be deferred until the participant reaches the age of 70 1/2 if the value of the distribution exceeds $5,000. As described in the Plan, in certain hardship situations, participants may withdraw a portion of their account balances while actively employed.

VOTING RIGHTS

Each participant is entitled to exercise voting rights attributable to the Kaydon Corporation common shares allocated to their account and is notified by the trustee prior to the time that such rights are requested to be exercised. The trustee is not permitted to vote any share for which instructions have not been given by a participant.

                               Kaydon Corporation
                    Employee Stock Ownership and Thrift Plan

                    Notes to Financial Statements (continued)



1. DESCRIPTION OF PLAN (CONTINUED)

PLAN TERMINATION

Although it has not expressed the intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts. Expenses arising from termination would be allocated to the participants' accounts in accordance with the Plan and the Internal Revenue Code.

2. SUMMARY OF ACCOUNTING POLICIES

INVESTMENT VALUATION

The Plan's investments are stated at fair value. The fair value of participation units owned by the Plan in the pooled separate accounts is based on quoted redemption values on the last business day of the Plan year.

ADMINISTRATIVE EXPENSES

Although not required to do so, the Company paid certain administrative expenses of the Plan during 2002. The remaining expenses were paid for out of Plan assets by CG Trust Company.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                               Kaydon Corporation
                    Employee Stock Ownership and Thrift Plan

                    Notes to Financial Statements (continued)



3. INVESTMENTS

Investments that represent 5% or more of the fair value of the Plan's net assets are as follows:

                                                                              DECEMBER 31
                                                                          2002          2001
                                                                   -------------------------------
   Kaydon Corporation common stock                                   $ 10,426,944   $ 11,583,717
   Guaranteed Income Fund                                               4,309,290      4,207,521
   Large Cap Growth/Goldman Sachs Fund                                  4,002,356              *
   Actively Managed (Core) Bond Fund                                    2,695,018      2,099,663
   INVESCO Dynamics Fund                                                2,124,304              *
   Large Cap Growth/Putnam Fund                                                 *      4,801,911
   Credit Suisse Emerging Growth Account                                        *      2,783,221

   *Investment did not meet threshold.

During 2002, the Plan's investments (including investments purchased, sold, as well as held during the year) depreciated in fair value as determined by quoted market prices, as follows:

                                                                                           NET
                                                                                       DEPRECIATION
                                                                                      IN FAIR VALUE
                                                                                       DURING YEAR
                                                                                     ---------------
   Pooled separate accounts                                                           $ (3,526,482)
   Kaydon Corporation common stock                                                        (702,993)
                                                                                     ---------------
                                                                                      $ (4,229,475)
                                                                                     ===============

                               Kaydon Corporation
                    Employee Stock Ownership and Thrift Plan

                    Notes to Financial Statements (continued)




4. GUARANTEED INCOME FUND

During 2002 and 2001, the Plan invested in guaranteed funds with the Trustee. The funds offer a full guarantee on principal and interest by Connecticut General Life Insurance Company. The Guaranteed Income Fund declares interest rates in advance for six-month periods. In determining the rate of interest to be guaranteed for the upcoming six-month period, Connecticut General Life Insurance Company considers the projected investment earnings, the current interest environment, its investment expense, and a profit and risk component for the six-month period. The fund does not have maturity dates or penalties for early withdrawals. The crediting interest rate on this fund was 4.90% for January 1, 2002 through June 30, 2002 and 4.35% for July 1, 2002 through December 31, 2002.

5. RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

   Net assets available for benefits per the financial                                  $   27,357,306
    statements at December 31, 2002
   Less dividends receivable at December 31, 2002                                              (59,539)
                                                                                      ------------------
   Net assets available for benefits per the Form 5500                                  $   27,297,767
    at December 31, 2002                                                              ==================

   Net assets available for benefits per the financial                                  $   31,054,201
    statements at December 31, 2001
   Add excess contributions currently payable at December 31, 2001                               7,417
   Less dividends receivable at December 31, 2001                                              (61,166)
                                                                                      ------------------
   Net assets available for benefits per the Form 5500 at                               $   31,000,452
    December 31, 2001                                                                 ==================


                               Kaydon Corporation
                    Employee Stock Ownership and Thrift Plan

                    Notes to Financial Statements (continued)




5. RECONCILIATION TO FORM 5500 (CONTINUED)

The following is a reconciliation of interest and dividends per the financial statements to the Form 5500 for the year ended December 31, 2002:

   Interest and dividends paid to the Plan per the financial                               $     413,891
     statements
   Add dividends receivable as of December 31, 2001                                               61,166
   Less dividends receivable as of December 31, 2002                                             (59,539)
                                                                                         -----------------
   Interest and dividends paid to the Plan per the Form 5500                               $     415,518
                                                                                         =================

6. TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated April 4, 1996, stating that the Plan is qualified under then, Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust was exempt from taxation. Subsequent to this issuance of the determination letter, new provisions in the Code were made and the Plan was amended accordingly. The Plan has applied for but has not received a new determination letter from the Internal Revenue Service stating the Plan is qualified under the provisions of the Code. However, the plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

                              Supplemental Schedule

                               Kaydon Corporation
                    Employee Stock Ownership and Thrift Plan

                    EIN: 13-3186040         Plan Number: 002

                    Schedule H, Line 4(i)--Schedule of Assets
                              (Held at End of Year)

                                December 31, 2002

                                                    DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE,
        IDENTITY OF ISSUE, BORROWER,                        RATE OF INTEREST, COLLATERAL, PAR                   CURRENT
          LESSOR OR SIMILAR PARTY                                   OR MATURITY VALUE                            VALUE
----------------------------------------------------------------------------------------------------------------------------
*Connecticut General Life Insurance Company
                                             Large Cap Growth/Goldman Sachs Fund                               $  4,002,356
                                             Actively Managed (Core) Bond Fund                                    2,695,018
                                             Large Cap Value/John A. Levin & Co. Fund                               458,897
                                             Guaranteed Income Fund                                               4,309,290
                                             INVESCO Dynamics Fund                                                2,124,304
                                             Balanced I/Wellington Fund                                           1,034,835
                                             Janus Worldwide Account                                                652,979
                                             Templeton Foreign Account                                              592,661
                                             Small Cap Value/TCW Fund                                               528,262
                                             Small Cap Growth/Times  Square Fund                                    244,419
                                             Janus Adviser Balanced Account                                         105,671
                                             Mid Cap Growth/Artisan Partners Fund                                    68,587
                                             State Street Global Advisors Russell 3000 Index Account                 29,547
                                             INVESCO Technology Account--Investor Class                              23,997
*Kaydon Corporation                          Kaydon Corporation common stock                                     10,426,944
                                                                                                             ---------------
                                                                                                               $ 27,297,767
                                                                                                             ===============


*Party-in-interest.

                                 EXHIBIT INDEX




     Exhibit No.                      Description

         23                           Consent of Independent Auditors

         99.1                         Certification Pursuant to 18 U.S.C.
                                      Section 1350, As Adopted Pursuant to
                                      Section 906 of the Sarbanes-Oxley Act
                                      of 2002